SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                              INFINITE GROUP, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                     456910
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                                 (CUSIP Number)

      Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                            New York, New York 10022
                                 (212) 940-8873
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456910                  SCHEDULE 13D                 Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Clearwater Fund IV, LLC
      Employer I.D. #[      ]
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 456910                  SCHEDULE 13D                 Page 3 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Clearwater Offshore Fund Ltd.
      Employer I.D. #[      ]
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is being filed by Clearwater Fund IV, LLC ("Clearwater LLC") and Clearwater Offshore Fund Ltd. ("Clearwater Ltd."; and, collectively with Clearwater LLC, the "Reporting Persons") pursuant to Rule 13-d(2) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and amends the Schedule 13D previously filed by the Reporting Persons as of March 13, 1998. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 1. Identity and Background

      Item 1 is hereby amended and restated to read as follows:

      This statement reltaes to the shares of Common Stock, $0.001 par value per share (the "Common Stock") of Infinite Group, Inc (formerly Infinite Machines Corp.) (the "Company"), a corporation organized under the laws of the state of Delaware. The principal offices of the Company are located at 2364 Post Road, Warwick, Rhode Island, 02836.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated as follows:

      (a)-(e)

      The Reporting Persons no longer beneficially own any shares of the Company's Common Stock. On February 23, 1999 (i) Clearwater LLC exchanged 2,493,277 shares of the Company's Common Stock for 554,062 shares of common stock of Spectra Sciences Corp. ("Spectra"), a privately held company, and (ii) Clearwater Offshore exchanged 257,100 shares of the Company's Common Stock for 57,133 shares of Spectra common stock.

Item 7. Material to be filed as Exhibits.

      Item 7 is hereby restated as follows:

      1. Agreement, dated March 13, 1998 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: September 22, 1999

                              CLEARWATER OFFSHORE FUND LTD.

                              By: Manning Consultant Ltd., a director

                              By: Falkirk S.A., as attorney-in-fact

                              /s/ Lindsey Cancino
                              ---------------------------------------------
                              By: Lindsey Cancino
                              Title: Director


                              CLEARWATER FUND IV, LLC

                              /s/ Hans Frederic Heye
                              ---------------------------------------------
                              By: Hans Frederic Heye
                              Title: Managing Member


                                  Page 5 of 6